VIA EDGAR TRANSMISSION

April 17, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re: Eldorado Resorts, Inc.

PRE 14A preliminary proxy statement filing made on Schedule 14A

Filed on April 11, 2019 by Eldorado Resorts, Inc.

File No. 001-36629

Dear Mr. Panos:

On behalf of our client, Eldorado Resorts, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated April 16, 2019 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), filed on April 11, 2019. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”).

For your convenience, the headings and numbered responses set forth below in bold correspond to the headings and numbered comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 1 where the Staff may locate changes made in response to the Staff’s comments. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

United States Securities and Exchange Commission

April 17, 2019

Schedule 14A

1.

The first page of the proxy statement, as defined in Rule 14a-1(g) — and distinguished from the Notice or any letter to shareholders — must be marked as preliminary. In addition, the form of proxy also needs to be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise both documents. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

The Company acknowledges the Staff’s comment and has marked Amendment No. 1 and the proxy card contained in such filing as preliminary.

2.

Notwithstanding the disclosure that appears on page 57 regarding the registrant’s Annual Report, please advise us, with a view toward revised disclosure, how Eldorado complied with or intends to comply with Rule 14a-3(b)(10).

Response:

The Company respectfully advises the Staff that it intends to comply with Rule 14a-3(b)(10) by including instructions on how to obtain paper copies of proxy materials, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, in the Notice of Internet Availability of Proxy Materials that will be mailed to security holders 40 calendar days or more prior to the annual meeting. The Company has revised the disclosures concerning the Notice of Internet Availability of Proxy Materials throughout Amendment No. 1, including on page 1 of Amendment No. 1 to more prominently indicate its intention to furnish such notice and that such notice will contain the required instructions on requesting paper copies of such materials.

The Company has also included disclosure regarding requesting paper copies of such materials on page 1 and page 4 of Amendment No. 1.

3.

Page 3 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether Eldorado will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Response:

The Company respectfully advises the Staff that it intends to comply with Rule 14a-16 by mailing its security holders a Notice of Internet Availability of Proxy Materials containing the disclosure set forth in Rule 14a-16 at least 40 calendar days prior to the annual meeting. The Company further advises the Staff that it will file the form of Notice of Internet Availability with the Commission no later than the date on which it first sends the notice to security holders.

4.

Please advise us why the EDGAR header tag used to identify the above-captioned submission was PRE 14A instead of PREC14A. Please also confirm that successive filings, including the definitive proxy statement, will be designated correctly. Refer to Note 3 of Rule 14a-6 for the standards used in determining whether or not a solicitation in opposition exists.

Response:

The Company respectfully advises the Staff that it has correctly tagged the submission Amendment No. 1 and that it will correctly designate future filings.

5.

Unless the registrant is relying upon Rule 14a-5(a) to exclude negative responses to line item disclosures, information regarding dissenters’ rights of appraisal (or similar rights) appears to have been inadvertently omitted. Please revise to include the information required under Item 3 of Schedule 14A, or advise.

Response:

The Company has included information regarding the availability of dissenter’s rights of appraisal on page 3 of Amendment No. 1.

Broker Non-Votes, page 3

United States Securities and Exchange Commission

April 17, 2019

6.

Given the solicitation in opposition, as determined under the legal standards set forth in Note 3 to Rule 14a-6, please advise us of the legal basis upon which the registrant has relied to conclude that broker non-votes may exist. See Item 21(b) of Schedule 14A.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 to accurately describe that, as a result of the solicitation in opposition and pursuant to NYSE rules, brokers will not have discretion to vote on any matters, including “routine matters”, and there are not expected to be any broker non-votes.

Copies of Proxy Materials, page 3

7.	Please advise us, with a view towards revised disclosure, how the registrant has complied with Item 23 of Schedule 14A.

Response:

The Company has included information regarding how it delivers documents to security holders sharing an address in compliance with the “householding” rules pursuant to Rule 14a-3(e)(1) on page 4 of Amendment No. 1.

Proposal 1 – Election of Directors, page 4

8.

In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response:

The Company confirms that none of the Company’s participants has been the subject of a criminal conviction (other than traffic violations or similar matters) in the past ten years.

9.	Please confirm that each person nominated for election as a director has agreed to be named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(1).

Response:

The Company hereby confirms that each person nominated for election as a director has agreed to be named in the proxy statement and to serve if elected.

Stockholder Proposals, page 51

10.

To the extent the five stockholder proposals are regulated under Item 18 of Schedule 14A, titled “Matters not required to be submitted,” please revise to expressly state what board action, if any, is intended to be taken in the event of a negative vote by security holders. Note also that the right of a security holder to vote on a matter is determined by a source of legal authority other than the federal securities laws.

Response:

The Company respectfully advises the Staff that the five stockholder proposals are required to be submitted to the vote of the Company’s security holders pursuant to the provisions of the Company’s bylaws and applicable Nevada state law.

Form of Proxy

11.

The form of proxy is not part of the proxy statement. See Rule 14a-1(g)(for a definition of the term “proxy statement”) and Rule 14a-101(for Schedule 14A and an itemization of information required in the proxy statement). Disclosures made in the narrative of the proxy statement therefore will not satisfy disclosure obligations with respect to the presentation of information on form of proxy. Please revise the form of proxy to expressly state whether each matter upon which security holders are being asked to vote has been proposed by the registrant or security holders. See Rule 14a-4(a)(3) of Regulation 14A.

Response:

The Company has amended the form of proxy in response to the comments made by the Staff.

United States Securities and Exchange Commission

April 17, 2019

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (424-386-4671) or, if more convenient, send an e-mail (dconrad@milbank.com). Thank you.

Very truly yours,

/s/ Deborah R. Conrad
Deborah R. Conrad